Exhibit 99.1

Gamida Cell Announces Data from NAM-NK and NiCord® Programs to Be Presented at 2019 TCT Annual Meeting

– Presentations include early data from Phase 1 study of NAM-NK in patients with non-Hodgkin lymphoma and multiple myeloma and data from NiCord® studies –

Boston, Mass., January 24, 2019 – Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, today announced that new data from its clinical programs will be presented at the 2019 Transplantation & Cellular Therapy (TCT) Meetings of American Society for Blood and Marrow Transplantation (ASBMT) and Center for International Blood and Marrow Transplant Research (CIBMTR) taking place in Houston, Texas, February 20 - 24.

During the meeting, new data will be presented from the ongoing Phase 1 study of NAM-NK, an investigational, cell-based cancer immunotherapy, in patients with non-Hodgkin lymphoma and multiple myeloma. Additionally, there will be two presentations on NiCord®, an investigational universal bone marrow donor source, including an oral presentation describing translational data from the completed Phase 1/2 study of NiCord in patients with high-risk hematologic malignancies, or blood cancers. Initial data from a Phase 1/2 study of NiCord in patients with severe aplastic anemia will also be presented.

“We are pleased with our continued progress with NiCord, our late-stage development program in bone marrow transplantation, and we are encouraged by the clinical profile of NAM-NK that is emerging from this first Phase 1 clinical study,” stated Ronit Simantov, M.D., chief medical officer at Gamida Cell. “Collectively, the data that will be presented next month reinforce our belief that our proprietary nicotinamide, or NAM, cell expansion technology has the potential to deliver transformative treatments to patients.”

Details about the presentations are as follows:

Time: Wednesday, February 20, 2019, 9:00 a.m. – 5:00 p.m. CT (poster displayed) and 6:45 p.m. – 7:45 p.m. CT (presentation)
Title: First-in-Human Phase I Study of Nicotinamide-Expanded Related Donor Natural Killer Cells for the Treatment of Relapsed/Refractory Non-Hodgkin Lymphoma and Multiple Myeloma
Poster Number: 242
Lead Author: Veronika Bachanova, M.D., Ph.D., associate professor of medicine, division of hematology, oncology and transplantation, University of Minnesota
Location: George R. Brown Convention Center, Level 3, Hall B

Time: Wednesday, February 20, 2019, 9:00 a.m. – 5:00 p.m. CT (poster displayed) and 6:45 p.m. – 7:45 p.m. CT (presentation)
Title: Ex Vivo Nicotinamide-Expanded (NAM-Expanded) Unrelated Cord Blood Transplantation (UCB) for Refractory Severe Aplastic Anemia Results in Rapid Engraftment and Expedites Immune Recovery
Poster Number: 295
Lead Author: Joseph Clara, M.D., Hematology Branch, National Heart, Lung, and Blood Institute
Location: George R. Brown Convention Center, Level 3, Hall B

Time: Saturday, February 23, 2019, 4:45 p.m. – 5:00 p.m. CT (oral presentation)
Title: Rapid and Robust CD4+ and CD8+ T-, NK-, B-Cell, Dendritic Cell, and Monocyte Reconstitution after Nicotinamide-Expanded Cord Blood Transplantation
Abstract Number: 69
Lead Author: Jaap-Jan Boelens, M.D., Ph.D., Chief, Pediatric Stem Cell Transplantation and Cellular Therapies Service, Memorial Sloan Kettering Cancer Center
Location: Hilton Americas Houston, Grand Ballroom G

Abstracts are available on the 2019 TCT Meetings of ASBMT and CIBMTR website.

About NAM-NK
Gamida Cell applied the capabilities of its NAM-based cell expansion technology to highly functional NK cells to develop NAM-NK, an innate immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. NAM-NK addresses key limitations of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture. NAM-NK is in Phase 1 development through an investigator-sponsored study in patients with refractory non-Hodgkin lymphoma and multiple myeloma.1

About NiCord
NiCord, the company’s lead clinical program, is under development as a universal bone marrow transplant solution for patients with high-risk hematologic malignancies. NiCord has been granted Breakthrough Therapy designation by the U.S. Food and Drug Administration, making it the first bone marrow transplant alternative to receive this designation. It has also received U.S. and EU orphan drug designation. A Phase 3 clinical study evaluating NiCord in patients with leukemia and lymphoma is ongoing in the United States, Europe and Asia.2 NiCord is also being evaluated in a Phase 1/2 clinical study in patients with severe aplastic anemia.3 The aplastic anemia investigational new drug application is currently filed with the FDA under the brand name CordIn®, which is the same investigational development candidate as NiCord. For more information on clinical trials of NiCord, please visit www.clinicaltrials.gov.

NAM-NK and NiCord are investigational therapies, and their safety and efficacy have not been evaluated by the U.S. Food and Drug Administration or any other health authority.

About Gamida Cell
Gamida Cell is a clinical stage biopharmaceutical company leveraging its proprietary technology to develop cell therapies that are designed to cure cancer and rare, serious hematologic diseases. The company is leveraging its nicotinamide-, or NAM-, based cell expansion technology to develop a pipeline of products designed to address the limitations of cell therapies.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing of the presentation of data related to the Phase 1 study of NAM-NK, the Phase 1/2 study of NiCord for the treatment of hematologic malignancies, and the Phase 1/2 study of NiCord for the treatment of severe aplastic anemia, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s studies. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of our Registration Statement on Form F-1 filed with the SEC on September 28, 2018, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

Contacts:
Jaren Irene Madden
jaren@gamida-cell.com
1-617-286-6264

Krystle Gibbs (media)
krystle@tenbridgecommunications.com
508-479-6358

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References

1ClinicalTrials.gov identifier NCT03019666.
2ClinicalTrials.gov identifier NCT02730299.
3ClinicalTrials.gov identifier NCT03173937.